Filed by Starburst II, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

October 15, 2012

Strategic Acquisition of Sprint by SOFTBANK

SOFTBANK CORP. (“SOFTBANK,” TSE:9984) and Sprint Nextel Corporation (“Sprint,” NYSE:S) today announced that they have entered into a series of definitive agreements under which SOFTBANK will invest approximately USD 20.1 billion (approximately JPY 1 trillion 570.9 billion1) in Sprint, consisting of approximately USD 12.1 billion (approximately JPY 946.9 billion1) to be paid to Sprint shareholders and USD 8.0 billion (approximately JPY 624.0 billion1) of new capital to be used, amongst other purposes, to strengthen Sprint’s balance sheet.

The transaction, which has been approved by the Boards of Directors of both SOFTBANK and Sprint, is subject to approval at a meeting of the Sprint shareholders, customary antitrust, Federal Communications Commission and other regulatory approvals and the satisfaction or waiver of other closing conditions, including accuracy of representations and warranties. The companies expect the closing of the transaction to occur in mid-2013. As a result of the transaction SOFTBANK will own approximately 70% of the fully-diluted (as used herein, not giving effect to out-of-the-money options) shares of New Sprint (as defined below), which will own 100% of the shares of Sprint.

*1	Converted at USD = JPY 78

1. Significance of Acquisition

•

Enables SOFTBANK to establish an operating base as one of the largest mobile Internet companies in the world. The combined subscriber base will be one of the largest[2] between the U.S. and Japan, and the combined mobile telecom service revenue will rank third[3] amongst global operators.

•

Enables SOFTBANK to leverage its deep expertise in smartphones and next-generation mobile networks, and its track record of success in competing in mature markets with large incumbents, to enhance Sprint’s competitiveness in the U.S.

•	Provides Sprint USD 8.0 billion of new capital for its mobile network, strategic investments, and balance sheet as part of its continued efforts to fortify its operating base towards future growth.

*2	Based on Wireless Intelligence data, TCA data, and disclosed material by relevant companies. U.S. as of June 2012, Japan as of September (eAccess Ltd. data as of August 2012).

3	Based on disclosures by global mobile operators such as China Mobile and Verizon Wireless (Jan. to June 2012).

2. Acquisition Method and Procedure

(1)	Establishment of Subsidiaries etc.

•

SOFTBANK has formed a new U.S. holding company, Starburst I, Inc. (HoldCo), and two further subsidiaries, Starburst II, Inc. (New Sprint), which is owned directly by HoldCo, and Starburst III, Inc. (Merger Sub), which is owned directly by New Sprint and indirectly by HoldCo.

•

Via New Sprint, SOFTBANK will invest USD 3.1 billion in Sprint in the form of a newly-issued convertible bond (Bond) promptly following the announcement. The Bond will have a 1.0% coupon rate with a seven-year maturity and, if the merger agreement is terminated prior to completion of the merger (as defined in (2) below), subject to regulatory approval, will be convertible, or if the merger (as defined in (2) below) is completed, will be converted, at USD 5.25 per share into 16.4% of outstanding Sprint common shares on a post-issuance basis (subject to customary adjustments).

(2)	Merger

•

Following receipt of Sprint shareholder and regulatory approvals and the satisfaction or waiver of the other closing conditions to the transaction, SOFTBANK will capitalize, through HoldCo, New Sprint with an additional approximately USD 17.0 billion. Approximately USD 12.1 billion will be distributed to Sprint shareholders as merger consideration. Merger Sub will merge with and into Sprint as a result of which:

•	Sprint will become a wholly-owned subsidiary of New Sprint;

•	In aggregate, Sprint shareholders will receive, in exchange for their Sprint shares approximately 30% of the fully-diluted equity of New Sprint and approximately USD 12.1 billion cash;

•

Individual Sprint shareholders will have the right to elect to receive, for each share of Sprint that they own, either (i) USD 7.30 in cash or (ii) one share of New Sprint stock, subject to proration if shareholders in the aggregate elect more than the total amount of cash or stock consideration, as applicable (which would result in the receipt of a mix of cash and stock);

•	Holders of Sprint stock options will receive stock options in the New Sprint;

•

The Bond will be converted into shares of Sprint, with the value of such shares reflected (together with SOFTBANK’s additional investment) in the approximately 70% of the fully-diluted equity of New Sprint which HoldCo will hold after consummation of the merger;

•	New Sprint will issue a 5 year warrant for approximately 55 million shares of New Sprint with an exercise price of USD 5.25 per share (Warrant) to Holdco; and

•	New Sprint is expected to succeed Sprint’s New York Stock Exchange listing as a publicly traded company in the US.

•	Other key terms include:

•	SOFTBANK must pay Sprint a termination fee of USD 600 million if the merger does not close because SOFTBANK does not obtain financing;

•	Sprint must pay SOFTBANK a termination fee of USD 600 million if the merger does not close because Sprint accepts a superior offer by a third party; and

•	Sprint must pay up to USD 75 million of SOFTBANK’s expenses if Sprint’s shareholders do not approve the transaction at their shareholder meeting.

(3)	Post-transaction (fully-diluted basis)

•	Post-transaction:

•	SOFTBANK will own, through HoldCo, approximately 70% of New Sprint shares and Sprint shareholders will own approximately 30% of New Sprint shares in aggregate on a fully-diluted basis;

•

New Sprint will retain USD 4.9 billion of the USD 17.0 billion contribution by SOFTBANK, which, in combination with the USD 3.1 billion purchase price for the Bond, represents a USD 8.0 billion dollar contribution to the New Sprint balance sheet;

•	Sprint’s current CEO Dan Hesse will be the CEO of New Sprint

•	New Sprint will have a 10-member board of directors, including three members from the current Sprint Board of Directors as well as the CEO; and

•	Sprint’s headquarters will continue to be in Overland Park, Kansas.

3. Key Dates Regarding the Transaction

Resolution of board of directors (SOFTBANK)	October 15, 2012
Closing of the transaction	Mid 2013 (scheduled)

SOFTBANK will promptly announce the specific dates for the procedures of the transaction once they are decided.

4. Financing

The transaction is fully funded by cash at hand and a bridge financing facility arranged and underwritten by Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Deutsche Bank AG, Tokyo Branch.

5. CEOs’ Quotes

SOFTBANK Chairman and CEO, Masayoshi Son said, “This transaction provides an excellent opportunity for SOFTBANK to leverage its expertise in smartphones and next-generation high-speed networks, including LTE, to drive the mobile Internet revolution in the world’s largest market. As we have proven in Japan, we have achieved a V-shaped earnings recovery in the acquired mobile business and grown dramatically by introducing differentiated products and innovative services to an incumbent-led market. Our track record of innovation, combined with Sprint’s strong brand and local leadership, provides a constructive beginning toward creating a more competitive American mobile market.”

Sprint CEO, Dan Hesse said, “This is a transformative transaction for Sprint that creates immediate value for our stockholders, while providing an opportunity to participate in the future growth of a stronger, better capitalized Sprint going forward. Our management team is excited to work with SOFTBANK to learn from their successful deployment of LTE in Japan as we build out our advanced LTE network, improve the customer experience and continue the turnaround of our operations.”

6. Advisors

The Raine Group LLC and Mizuho Securities Co., Ltd. acted as lead financial advisors to SOFTBANK. Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Deutsche Bank AG, Tokyo Branch acted as mandated lead arrangers to SOFTBANK. Morrison & Foerster LLP, Mori Hamada & Matsumoto and Dow Lohnes PLLC are serving as legal counsel to SOFTBANK. Deutsche Bank also provided financial advice to SOFTBANK in connection with this transaction.

7. About Sprint

(1) Name	Sprint Nextel Corporation

(2) Address	6200 Sprint Parkway, Overland Park, Kansas

(3) Name and title of representative	Chief Executive Officer and President Daniel R. Hesse

(4) Nature of business	Telecommunications

(5) Paid-in capital	USD 46,716 million

(6) Founded	November 15th, 1938

(7) Major shareholders and their holdings	Capital Research Global Investors (U.S.) 11.6% Dodge & Cox 10.3% Ontario Teachers Pension Plan Board 4.4%

(8) Relations between SOFTBANK and Sprint	Capital	None
	Personnel	None
	Business	SOFTBANK’s consolidated subsidiaries SOFTBANK MOBILE Corp. and SOFTBANK TELECOM Corp. have an international voice roaming partnership agreement with Sprint.

(9) Sprint’s consolidated business results and consolidated financial position for past three years

Fiscal year	Ending Dec. 2009	Ending Dec. 2010	Ending Dec.2011
Sales	32,260	32,563	33,679
Operating income	(1,398)	(595)	108
Net income	(2,436)	(3,465)	(2,890)
Net assets	18,095	14,546	11,427
Total assets	55,424	51,654	49,383
Net assets per share (USD)	6.27	4.87	3.82
Net income per share (USD)	(0.84)	(1.16)	(0.96)
Dividend per share (USD)	—	—	—

Unit: million US dollar (excluding net assets per share, net income per share, and dividend per share)

8. Number of Shares to be Acquired, Acquisition Price and State of Share Ownership Before and After Acquisition

(1) Number of shares held before transfer	0 shares (number of voting rights: 0) (voting rights holding ratio: 0.0%)

(2) Number of shares to be acquired	3,241,403,146 shares*

(3) Acquisition price	Total amount invested: approx.USD 20.1 billion Advisory fees, etc.: TBD

(4) Number of shares held after transfer	3,241,403,146 shares* (number of voting rights: 3,241,403,146 ) (voting rights holding ratio: 70%)

SOFTBANK will announce the amount of advisory fees etc. (approximate) once the estimate becomes clear.

*	Based on Sprint’s fully-diluted shares (as of the date hereof, calculated not giving effect to out-of-the-money options) and giving effect to full exercise of the Warrant.

9. Future Outlook

SOFTBANK will announce the specific dates for the procedures of the transaction and the impact on the financial results once they are verified.

(Reference) SOFTBANK’s consolidated financial results forecast and actual results of the previous period

				(JPY million)
	Sales	Operating income	Ordinary income	Net income
Forecast (ending March 2013)	—	—	—	—
Actual (ended March 2012)	3,202,435	675,283	573,651	313,752

The SOFTBANK Group continues to focus on network expansion and customer acquisition of the mobile communications business for the fiscal year ending March 2013. Such efforts will cause an increase in cost, however with a steady increase in customer base, it is expected that sales and operating income will exceed the level of the fiscal year ended March 2012, and operating income will exceed JPY 700 billion.

Cautionary Statement Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the securities laws. The words “may,” “could,” “should,” “estimate,” “project,” “forecast,” intend,” “expect,” “anticipate,” “believe,” “target,” “plan,” “providing guidance” and similar expressions are intended to identify information that is not historical in nature.

This document contains forward-looking statements relating to the proposed transaction between Sprint and SOFTBANK and its group companies, including Starburst II, Inc. (“Starburst II”) pursuant to a merger agreement and bond purchase agreement. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing of the closing of the transaction; the ability of the parties to complete the transaction considering the various closing conditions; the expected benefits of the transaction such as improved operations, enhanced revenues and cash flow, growth potential, market profile and financial strength; the competitive ability and position of SOFTBANK or Sprint; and any assumptions underlying any of the foregoing, are forward-looking statements. Such statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. You should not place undue reliance on such statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, that (1) one or more closing conditions to the transaction may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction or that the required approval by Sprint stockholders may not be obtained; (2) there may be a material adverse change of SOFTBANK or Sprint, or the respective businesses of SOFTBANK or Sprint may suffer as a result of uncertainty surrounding the transaction; (3) the transaction may involve unexpected costs, liabilities or delays; (4) legal proceedings may be initiated related to the transaction; and (5) other risk factors as detailed from time to time in Sprint’s and Starburst II’s reports filed with the Securities and Exchange Commission (“SEC”), including Sprint’s Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, and the proxy statement/prospectus to be contained in Starburst II’s Registration Statement on Form S-4, which are, (or will be, when filed) available on the SEC’s web site (www.sec.gov). There can be no assurance that the merger will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the merger will be realized.

None of Sprint, SOFTBANK or Starburst II undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed strategic combination, Starburst II plans to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Sprint, and that also will constitute a prospectus of Starburst II. Sprint will mail the proxy statement/prospectus to its stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus, as well as other filings containing information about Sprint and Starburst II will be available, free of charge, from the SEC’s web site (www.sec.gov). Sprint’s SEC filings in connection with the transaction also may be obtained, free of charge, from Sprint’s web site (www.sprint.com) under the tab “About Us

– Investors” and then under the heading “Documents and Filings – SEC Filings,” or by directing a request to Sprint, 6200 Sprint Parkway, Overland Park, Kansas 66251, Attention: Shareholder Relations or (913) 794-1091. Starburst II’s SEC filings in connection with the transaction (when filed) also may be obtained, free of charge, by directing a request to SOFTBANK, 1-9-1 Higashi-Shimbashi, Minato-ku, Tokyo 105-7303, Japan; telephone: +81.3.6889.2290; e-mail: ir@softbank.co.jp

Participants in the Merger Solicitation

The respective directors, executive officers and employees of Sprint, SOFTBANK, Starburst II and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding Sprint’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2011. Other information regarding the interests of such individuals as well as information regarding SOFTBANK’s and Starburst II’s directors and executive officers will be available in the proxy statement/prospectus when it becomes available. These documents can be obtained free of charge from the sources indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.